Exhibit 10.6

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of October 4, 2005 (the “Effective Date”), by and between Global GP LLC, a Delaware limited liability company (the “Company”), and Eric Slifka (the “Executive”).

WHEREAS, the Company and the Executive have agreed that the Executive will be employed as the Company’s President and Chief Executive Officer; and

WHEREAS, the Company and the Executive mutually desire to formalize the employment arrangement of the Executive and to agree upon the terms of the Executive’s employment by the Company and, in addition, to agree as to certain benefits of said employment; and

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, the Company and the Executive hereby agree as follows:

1.             Employment and Term of Employment.  Effective as of the Effective Date and continuing for the period of time set forth herein, the Executive’s employment by the Company shall be subject to the terms and conditions of this Agreement.  Unless sooner terminated pursuant to other provisions herein, the Company agrees to employ the Executive for the period beginning on the Effective Date and ending on December 31, 2008 (the “Term”).

2.             Position and Duties.  During the Term, the Company shall employ the Executive as the President and Chief Executive Officer of the Company, or in such other positions as the parties mutually agree.  The Executive shall have such powers and duties and responsibilities as are customary to such position and as are assigned to the Executive by the Board of Directors of the Company in connection with the Executive’s general management and supervision of the operations of the Company, reporting only to the Board of Directors of the Company.  The Executive’s employment shall also be subject to the policies maintained and established by the Company that are of general applicability to the Company’s employees, as such policies may be amended from time to time

3.             Other Interests.  During the Term, the Executive shall devote such of his working time, attention, energies and business efforts to his duties and responsibilities as the President and Chief Executive Officer of the Company as are reasonably necessary to carry out the duties and responsibilities generally pertaining to that office.  During the Term, except as otherwise restricted by that Omnibus Agreement, dated as of October 4, 2005, among the Company, Global Partners LP, a Delaware limited partnership (the “Partnership”), the Executive and certain other parties thereto (the “Omnibus Agreement”), the parties recognize and agree that the Executive may engage in other business activities that do not conflict with the business and affairs of the Company or interfere with the Executive’s performance of his duties and responsibilities hereunder.  The restrictions on the Executive and his Affiliates (as defined in the Omnibus Agreement) contained in Section 2.1 of the Omnibus Agreement shall (a) continue for the lesser of two (2) years from the Date of Termination or December 31, 2010 if the Executive’s employment is terminated as described in paragraph 7(b) (Permanent Disability), 7(d) (without Cause), 7(e) (by the Executive), 7(f) (Constructive Termination; breach by the Company),

7(g) (Change of Control) or 8(e) (nonrenewal), (b) continue until the earlier of three (3) years or December 31, 2010 if the Executive’s employment is terminated as described in paragraph 7(c) (termination for Cause) or (c), at the election of the Executive by written notice to the Company, continue for the lesser of one (1) year from the Date of Termination or December 31, 2010 if the Executive’s employment is terminated pursuant to paragraphs 7(d), 7(f) or 8(e), provided in the case where the Date of Termination is before January 1, 2007, the Executive has made the payment to the Company described in paragraph 8(c)(ii) (an “Early Termination”).  For purposes of this Agreement, a “Change of Control” shall occur when none of the Slifka Persons (as defined in the Omnibus Agreement), individually or in the aggregate, owns a majority of the member interests in the Company.  For purposes of this Agreement, “Constructive Termination” shall mean termination of the Executive’s employment in accordance with paragraph 7(f) as a result of any substantial diminution, without the Executive’s written consent, in the Executive’s working conditions consisting of (a) a material reduction in the Executive’s duties and responsibilities, (b) any change in the reporting structure so that the Executive no longer reports solely to the Board of Directors of the Company or (c) a relocation of the Executive’s place of work further than forty (40) miles from Waltham, Massachusetts.  If any court determines that any of the provisions of this paragraph 3 is invalid or unenforceable, the remainder of such provisions shall not thereby be affected and shall be given full effect without regard to the invalid provisions. If any court construes any of the provisions of this paragraph 3, or any part thereof, to be unreasonable because of the duration of such provision or the geographic scope thereof, such court shall have the power to reduce the duration or restrict the geographic scope of such provision and to enforce such provision as so reduced or restricted.

4.             Duty of Loyalty.  The Executive acknowledges and agrees that the Executive owes a fiduciary duty of loyalty to act at all times in the best interests of the Company.  In keeping with such duty, the Executive shall make full disclosure to the Company of all business opportunities pertaining to the business of the Company or any of its subsidiaries and shall not appropriate for the Executive’s own benefit business opportunities concerning the business of the Company or any of its subsidiaries, except as otherwise permitted by the Omnibus Agreement.

5.             Place of Performance.  Subject to such business travel from time to time as may be reasonably required in the discharge of his duties and responsibilities as the President and Chief Executive Officer of the Company, the Executive shall perform his obligations hereunder in, or within forty (40) miles of, Waltham, Massachusetts.

6.             Compensation.

(a)           Base Salary.  During the Term, the Executive shall be entitled to a base salary as described below in this paragraph 6(a).  The Executive shall receive a base salary for the period from the Effective Date through December 31, 2005 (the “2005 Period”) of $1.0 million, multiplied by the number of days in the 2005 Period divided by 360.  The annual base salary for the year beginning on and after January 1, 2006 shall be $1.0 million.  During the Term, the annual base salary for years beginning on and after January 1, 2007 shall be $1.0 million and shall be increased each January 1 by the percentage increase in the U.S. Bureau of Labor Statistics Revised Consumer Price Index for All Urban Consumers in the Boston metropolitan area for the preceding twelve (12) calendar months, January to January.  A decline in the appropriate index shall not result in a reduction of the Executive’s base salary; however, the same Consumer Price Index points shall not be paid twice.  The Executive’s base salary, as from time to time increased in accordance with this paragraph 6(a), is hereafter referred to as “Base Salary”.  The Base Salary shall be paid in equal installments pursuant to the Company’s customary payroll policies and procedures in force at the time of payment but in no event less frequently than monthly.

(b)           Bonus.  Except as set forth in paragraph 8, during the Term the Executive shall be entitled to receive a bonus as described below.  For the 2005 Period, the Executive shall receive a bonus equal to (i) 10% of the amount, if any, by which the combined net income of the Partnership and its subsidiaries, including but not limited to Global Operating LLC, Global Companies LLC, Chelsea Sandwich LLC, Global Montello Group Corp. and Glen Hes Corp., for the twelve (12) months ending December 31, 2005 exceeds $12,000,000 less (ii) the product of the number of days in the 2005 Period and $911.11.  Combined net income shall be determined in accordance with generally accepted accounting principles, consistently applied, as certified by the Company’s independent auditors.  The Company and the Executive agree that in connection with said determination of combined net income the following shall be added back to combined net income: (i) deductions for bonuses paid commensurate with the public offering of the Partnership in the amount of $3,100,000, (ii) additional depreciation and amortization expense resulting from the application of Securities and Exchange Commission Staff Accounting Bulletin No. 54, ‘‘Push Down Basis of Accounting Required in Certain Limited Circumstances,” (iii) so-called tax leakage resulting from income that is not “qualifying income” as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”) and (iv) interest expenses related to the indebtedness outstanding under the Term Loan Agreement dated as of July 2, 2004 by and among Global Petroleum Corp., as the borrower, those entities identified as guarantors and Bank of America, N.A. and the other lending institutions listed on Schedule 1 thereto and Bank of America, N.A., as agent.  For the year ended December 31, 2006, in addition to any discretionary bonus authorized by the Compensation Committee of the Board of Directors of the Company, to the extent the aggregate amount of Available Cash that is deemed to be Operating Surplus, excluding any additional cash and cash equivalents resulting from Working Capital Borrowings, for the four Quarters ending December 31, 2006 exceeds $19,000,000, the Executive shall be entitled to receive a one-time cash payment in the amount of such excess up to $500,000.  Such payment, if any, shall be paid to the Executive as soon as practicable after payment of the Minimum Quarterly Distribution for the Quarter ending December 31, 2006 owed to the General Partner and to each Unitholder, but no later than March 31, 2007.  Capitalized terms used in this paragraph 6(b) but not defined herein shall have the meanings given to them in the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of October 4, 2005 (the “Partnership Agreement”).  For any year after 2006, the Executive shall be paid a bonus in such amount, if any, as shall be determined by the Compensation Committee of the Board of Directors of the Company. The Executive’s bonus, as described above in this paragraph 6(b), is hereafter referred to as the “Bonus”.

(c)           Expenses.  During the Term, the Company shall pay or reimburse the Executive for all reasonable expenses incurred by the Executive on business trips, and for all other business and entertainment expenses reasonably incurred or paid by him during the Term in the performance of his services under this Agreement, in accordance with past practice and with the Company’s expense reimbursement policy as in effect from time to time upon presentation of expense statements or vouchers or such other supporting documentation as the Company may reasonably require.

(d)           Fringe Benefits.  During the Term, the Executive shall be entitled to participate in the Company’s health insurance, pension, 401K and other employee benefit plans in accordance with Company policies and on the same general basis as other employees of the Company.  During the Term, the Company will also provide the Executive with additional fringe benefits consistent with benefits provided to the Executive under prior arrangements and in accordance with past practice and such other benefits as may be approved by the Compensation Committee of the Board of Directors of the Company.

(e)           Vacation.  During the Term, the Executive shall be eligible for six (6) weeks of paid vacation each calendar year in accordance with the normal vacation plan of the Company; provided, however, that for the 2005 Period, the Executive shall be entitled to that number of vacation days reduced by the number of vacation days that the Executive has already used during such calendar year and prior to the Effective Date.

7.             Termination.

(a)           Death.  The Executive’s employment hereunder shall terminate automatically upon his death.

(b)           Permanent Disability.  The Executive’s employment hereunder shall terminate if the Executive becomes Permanently Disabled.  For purposes of the Agreement, “Permanent Disability” shall mean a physical or mental disability or impairment (a “Disabling Condition”) which renders the Executive unable, with or without reasonable accommodation, to perform the essential functions of the Executive’s job for a period of at least ninety (90) consecutive days and the Company has received the opinion of a medical doctor or other appropriate health care provider, in either case reasonably acceptable to the Company and the Executive, that such Disabling Condition is either expected to continue for at least an additional ninety (90) consecutive days or to be of indefinite duration.

(c)           Termination by the Company for Cause.  The Company may terminate the Executive’s employment hereunder for Cause following (i) notice to the Executive of not less than fifteen (15) days setting forth in detail the nature of such Cause and the date and time established for hearing before the Board of Directors of the Company and (ii) an opportunity to be heard before the Board of Directors of the Company at the conclusion of such notice period, at which the Executive shall be entitled to representation by counsel.  For the purposes of this Agreement, “Cause” shall mean the Executive (i) has engaged in gross negligence or willful misconduct in the performance of his duties, (ii) has committed an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or any of its subsidiaries (including the unauthorized disclosure of any material secret, confidential and/or proprietary information, knowledge or data of the Company or any of its subsidiaries); (iii) has been convicted of (or pleaded no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony or (iv) has breached any material provision of this Agreement or the Omnibus Agreement.

(d)           Termination by the Company Without Cause.  The Company may immediately terminate the Executive’s employment hereunder without Cause, by giving a ninety (90)-day Notice of Termination to the Executive.

(e)           Termination by the Executive.  The Executive may terminate his employment hereunder at any time for any reason whatsoever, in the sole discretion of the Executive, by giving a ninety (90)-day Notice of Termination to the Company.

(f)            Constructive Termination; Breach by the Company.  The Executive may terminate his employment hereunder for Constructive Termination or breach by the Company of a material provision of this Agreement if the Executive gives Notice of Termination, and the Company does not correct the circumstances constituting a basis for Constructive Termination or the breach, as applicable, within thirty (30) days after receipt of such notice.

(g)           Termination due to Change of Control.  If a Change of Control occurs, then the Executive may terminate his employment hereunder in the three hundred sixty (360) day-period occurring ninety (90) days after the occurrence of the Change of Control by giving a Notice of Termination to the Company.

(h)           Notice of Termination.  Any termination by the Company pursuant to paragraph (b), (c) or (d) above or by the Executive pursuant to paragraph (e), (f) or (g) above shall be communicated by written Notice of Termination to the other party hereto.  For purposes of this Agreement, a “Notice of Termination” shall mean a notice which (i) shall state the effective date of such termination, (ii) shall indicate the specific termination provision in this Agreement relied upon and (iii) shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

(i)            Date of Termination.  The “Date of Termination” shall mean (i) if the Executive’s employment is terminated pursuant to (a) above, the date of his death; (ii) if the Executive’s employment is terminated pursuant to (b) above, the date the Executive becomes Permanently Disabled; (iii) if the Executive’s employment is terminated pursuant to (c) or (d) above, the date specified in the Notice of Termination; (iv) if the Executive’s employment is terminated pursuant to (e) above, ninety (90) days after Notice of Termination is given; (v) if the Executive’s employment is terminated pursuant to (f) above, thirty (30) days after Notice of Termination is given, provided that the Company does not correct the circumstances or the breach, as applicable, cited in the Notice of Termination within the thirty (30)-day period referenced in (f) above; and (vi) if the Executive’s employment is terminated pursuant to (g) above, thirty (30) days after Notice of Termination is given.

(j)            Deemed Resignation.  If the Executive’s employment is terminated pursuant to (c) above, then such termination shall constitute an automatic resignation of the Executive as an officer of the Company and each subsidiary of the Company, and an automatic resignation of the Executive from the Board of Directors of the Company and from the board of directors of any subsidiary of the Company and from the board of directors or similar governing body of any corporation, limited liability company or other entity in which the Company or any subsidiary holds an equity interest and with respect to which board or similar governing body the Executive serves as the Company’s or such subsidiary’s designee or other representative.

8.             Compensation Upon Termination or Nonrenewal.

(a)           Death or Permanent Disability.  If the Executive’s employment shall be terminated by reason of the Executive’s death or Permanent Disability as provided in paragraph 7(a) or 7(b), respectively, then all compensation and all benefits to the Executive hereunder shall continue to be provided until December 31, 2008 pursuant to the terms of this Agreement; provided, however, that (i) the Base Salary shall be equal to the Base Salary as in effect on the Date of Termination and (ii) the fringe benefits described in paragraph 6(d) shall be equal to the fringe benefits as in effect on the Date of Termination.  All such payments pursuant hereto shall be paid to the Executive or his legal representative, as applicable.  Notwithstanding the foregoing, if the Executive’s employment is terminated due to Permanent Disability, the Executive shall receive the Severance Amount described in paragraph 8(c) below, payable monthly in twenty-four (24) equal installments beginning no later than January 1, 2009.

(b)           Termination by the Company for Cause.  If the Executive’s employment shall be terminated for Cause as provided in paragraph 7(c), then all compensation and all benefits to the Executive hereunder shall continue to be provided until the Date of Termination and such compensation and benefits shall terminate contemporaneously with such termination of employment; provided, further, that the Executive shall not be entitled to any Bonus.

(c)           Termination by the Company Without Cause; Involuntary Termination by Executive.

(i)            If the Executive’s employment shall be terminated pursuant to paragraph 7(d) or 7(f), then (X) if the Date of Termination is before January 1, 2007, the Company shall (1) pay the Executive, in a lump sum on the Date of Termination, the Base Salary as in effect on the Date of Termination that would have been payable to the Executive for each year or portion of a year commencing on the Date of Termination and ending on December 31, 2008, (2) pay the Executive, in a lump sum on the Date of Termination, the Bonus earned pursuant to the terms of this Agreement, if any, in the calendar year immediately preceding the Date of Termination and unpaid at the Date of Termination, (3) provide the fringe benefits described in paragraph 6(d) as in effect on the Date of Termination until December 31, 2008, and (4) pay the Executive, in a lump sum on the Date of Termination, an amount equal to the product of 75% and the sum of (aa) the Base Salary as in effect on the Date of Termination and (bb) the average of Bonuses earned pursuant to this Agreement, if any, in the two calendar years immediately preceding the Date of Termination (the “Severance Amount”), or (Y) if the Date of Termination is on or after January 1, 2007, (1) all compensation and all benefits to the Executive hereunder shall continue to be provided until December 31, 2008 pursuant to the terms of this Agreement and (2) the Executive shall receive the Severance Amount payable monthly in twenty-four (24) equal installments commencing on the first day of the month following the month in which the Date of Termination occurs.  In calculating Bonuses for purposes of this paragraph 8(c), for any year after 2006, the Bonus shall be the greater of $250,000 or such other amount that would have been paid based on actual results pursuant to any bonus program established by the Compensation Committee for such year.

(ii)           Notwithstanding the above provisions of this paragraph 8(c), if the Executive has elected an Early Termination pursuant to paragraph 3, (X) if the Date of Termination was before January 1, 2007, the Early Termination shall be conditioned upon the payment by the Executive to the Company an amount equal to the aggregate amount set forth in paragraph 8(c)(i)(X) multiplied by a fraction, the numerator of which is the number of whole calendar months from the date of Early Termination to December 31, 2008 and the denominator of which is the number of whole calendar months from the Date of Termination to December 31, 2008, or (Y) if the Date of Termination was on or after January 1, 2007, all compensation and all benefits to the Executive hereunder shall terminate as of the date of the Early Termination and the Company shall not be required to make further payments of the Severance Amount.

(d)           Termination due to Change of Control.  If the Executive’s employment shall be terminated after a Change of Control as provided in paragraph 7(g), then all compensation and all benefits to the Executive hereunder shall continue to be provided until the Date of Termination and such compensation and benefits shall terminate contemporaneously with such termination of employment; provided, however, that the Company shall pay the Executive an amount equal to the Base Salary as in effect on the Date of Termination, payable in a lump sum within ten (10) days of the Date of Termination.

(e)           Nonrenewal.  Provided this Agreement has not been otherwise terminated pursuant to the terms herein, if, as of December 31, 2008, the Company and the Executive have not entered into an employment agreement whereby the Company and the Executive have agreed that the Executive will be employed as the Company’s President and Chief Executive Officer commencing on January 1, 2009, then the Company shall pay the Executive the Severance Amount payable monthly in twenty-four (24) equal installments beginning January 1, 2009, provided, that if the Executive has elected an Early Termination, then the Company shall not be required to make further payments of the Severance Amount.

(f)            Voluntary Termination by Executive.  If the Executive shall terminate his employment as set forth in paragraph 7(e) above, then all compensation and all benefits to the Executive hereunder shall continue to be provided until the Date of Termination and such compensation and benefits shall terminate contemporaneously with such termination of employment; provided, however, that the Executive shall not be entitled to any Bonus.

9.             Parachute Payments.  The Company will reimburse the Executive for the federal excise tax and any tax imposed upon such reimbursement amount, including, but not limited to, any federal taxes, including Medicare tax, and any state taxes, if any, which are due pursuant to Section 4999 of the Code, on the compensation and severance payments described in this Agreement.

10.           Section 409A.  The parties hereto intend that this Agreement comply with the requirements of Section 409A of the Code and related regulations and Treasury pronouncements (“Section 409A”).  If any provision provided herein results in the imposition of an additional tax under the provisions of Section 409A, the Executive and the Company agree that any such provision will be reformed to avoid imposition of any such additional tax in the manner that the Executive and the Company mutually agree are appropriate to comply with Section 409A.

11.           Confidential Information; Unauthorized Disclosure.

(a)           During the Term and for the period ending two years following the Date of Termination, the Executive shall not, without the written consent of the Board of Directors of the Company or a person authorized thereby, disclose to any person, other than an employee of the Company or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties as the President and Chief Executive Officer of the Company, any secret, confidential and/or proprietary information, knowledge or data obtained by him while in the employ of the Company or any of its affiliates with respect to the Company or any of its subsidiaries and their respective businesses, the disclosure of which he knows or should know will be damaging to the Company or any of its subsidiaries; provided however, that such information, knowledge or data shall not include (i) any information, knowledge or data known generally to the public (other than as a result of unauthorized disclosure by the Executive) or (ii) any information, knowledge or data which the Executive may be required to disclose by any applicable law, order, or judicial or administrative proceeding.

(b)           The Executive acknowledges that money damages would not be sufficient remedy for any breach of this paragraph 11 by the Executive, and the Company or its subsidiaries shall be entitled to enforce the provisions of this paragraph 11 by seeking specific performance and injunctive relief as remedies for such breach or any threatened breach.  Such remedies shall not be deemed the exclusive remedies for a breach of this paragraph 11 but shall be in addition to all remedies available at law or in equity, including the recovery of damages from the Executive and his agents.

12.           Payment Obligations Absolute.  Except as specifically provided in this Agreement, the Company’s obligation to pay the Executive the amounts and to make the arrangements provided herein shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company (including its subsidiaries) may have against him or anyone else.  All amounts payable by the Company shall be paid without notice or demand.  The Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of this Agreement, and the obtaining of any such other employment shall in no event effect any reduction of the Company’s obligations to make the payments and arrangements required to be made under this Agreement.

13.           Successors.  This Agreement shall inure to the benefit of and be binding upon the Company and its successors and permitted assigns and any such successor or permitted assignee shall be deemed substituted for the Company under the terms of this Agreement for all purposes. As used herein, “successor” and “assignee” shall be limited to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires the stock of the Company or to which the Company assigns this Agreement by operation of law or otherwise in connection with any sale of all or substantially all of the assets of the Company, provided that any successor or permitted assignee promptly assumes in a writing delivered to the Executive this Agreement and, in no event, shall any such succession or assignment release the Company from its obligations thereunder. The Company will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as herein before defined and any successor to all or substantially all of its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

14.           Assignment.  The Executive shall not have any right to pledge, hypothecate, anticipate or assign this Agreement or the rights hereunder, except by will or the laws of descent and distribution, or delegate his duties or obligations hereunder.

15.           Governing Law.  The provisions of this Agreement shall be construed in accordance with, and governed by, the laws of the Commonwealth of Massachusetts without regard to principles of conflict of laws.

16.           Entire Agreement.  This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to such subject matter.  Without limiting the scope of the preceding sentence, all understandings and agreements preceding the date of execution of this Agreement and relating to the subject matter hereof are hereby null and void and of no further force and effect, including, without limitation, all prior employment and severance agreements, if any, by and between the Company and the Executive.

17.           Modification.  Any modification of this Agreement will be effective only if it is in writing and signed by the parties hereto.

18.           No Waiver.  No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

19.           Severability.  Any provision in this Agreement which is prohibited or unenforceable in any jurisdiction by reason of applicable law shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

20.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

21.           Withholding of Taxes and Other Employee Deductions.  The Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to the Company’s employees generally.

22.           Headings.  The paragraph headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

23.           Notice.  For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by U.S. registered mail, return receipt requested, postage prepaid, addressed to the parties at their addresses set forth below, or to such other addresses as either party may have furnished to the other in writing in accordance herewith except that notices of change of address shall be effective only upon receipt.

If to the Company:

Global GP LLC
P.O. Box 9161
800 South St.
Waltham, Massachusetts 02454-9161
Attention: General Counsel and the Chairman of the Board

with a copy to:

Alan P. Baden
Vinson & Elkins L.L.P.
666 Fifth Avenue
25th Floor
New York, New York 10103

If to the Executive:

Eric Slifka
9 Clarke Road
Wellesley, Massachusetts 02481

with a copy to:

Daniel E. Rosenfeld
Kirkpatrick & Lockhart Nicholson Graham LLP
75 State Street
Boston, Massachusetts 02109

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GLOBAL GP LLC

By:	/s/ Thomas A. McManmon, Jr.
Thomas A. McManmon, Jr.
Executive Vice President and
Chief Financial Officer

ERIC SLIFKA

/s/ Eric Slifka